Mail Stop 3561

October 3, 2008

William Patridge
Chief Executive Officer and President
ecoSolutions Intl
295 East Main Street
Suite 1
Ashland, Oregon 97520

      Re: ecoSolutions Intl
            Amendment No. 4 to Registration Statement on Form 10
            Filed October 1, 2008
            File No. 000-53225

Dear Mr. Patridge:

      We have completed our review of your registration statement on Form 10 and have no further comments at this time.

                            Sincerely,

                            H. Christopher Owings
                            Assistant Director